U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*
   Cohen         Lewis       Cobrain
   (Last)       (First)      (Middle)

   ____________________________________
                (Street)

   c\o Mace Security International, Inc.
   160 Benmont Ave.

   (City)    (State)    (Zip)
   Bennington,  VT      05201

2. Date of Event Requiring Statement
   9/8/97


3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol
   Mace Security International, Inc. (MACE)


5. Relationship of Reporting Person to Issuer (Check all applicable)
   __X__ Director        _____ 10% Owner
   _____ Officer         _____ Other
  (give title below)    (specify below)


6. If Amendment, Date of Original (Month/Day/Year)


7. Individual or Joint/Group Filing (Check applicable line)
   __X__ Form filed by One Reporting Person
   _____ Form filed by More than One Reporting Person



Table 1 - Non-Derivative Securities Beneficially Owned


1. Title of Security
   Fund for Philanthropy and Education*
   (Cohen/Trustee)


2. Amount of Securities Beneficially Owned (Instr. 4)
   27,000

3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)


4. Nature of Indirect Beneficial Ownership (Inst. 5)


*If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Print or Type Responses)

*This Fund is a not-for-profit entity.  Mr. Cohen is a trustee.
He does not derive personal benefit from these shares.

Form 3 (continued) Table II - Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)


1. Title of Derivative Security (Inst. 4)
   Options to purchase


2. Date Exercisable and Expiration Date (Month/Day/Year)
   Date Exercisable     Expiration Date
   8/7/97               8/7/12


3. Title and Amount of Securities Underlying Derivative Security (Inst. 4)
   Title                Amount or Number of Shares
   Common Stock         10,000


4. Conversion or Exercise Price of Derivative Security
   $1.25


5. Ownership Form of Derivative Security:   Direct (D)  Indirect (I)  (Inst.5)
   D


6. Nature of Indirect Beneficial Ownership (Inst.5)


Explanation of Responses:


/s/ Lewis C. Cohen                             9/8/97
_______________________________           __________________
**Signature of Reporting Person                  Date

**Intentional misstatements or omissions of fact constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If the space provided is insufficient, see Instruction 6 for procedure.